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                               September 6, 2022

       Edward Martucci, Ph.D.
       Chief Executive Officer
       Akili, Inc.
       125 Broad Street, Fifth Floor
       Boston, MA 02110

                                                        Re: Akili, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed August 24,
2022
                                                            File No. 333-267031

       Dear Dr. Martucci:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed August 24, 2022

       Cover Page

   1. For each of the shares being registered for resale, disclose the price the selling securityholders paid
for such shares.
   2. We note the fourth paragraph on the cover page regarding potential proceeds that may be received from
outstanding stock options. Please revise this disclosure to include the exercise price of the
options compared to the market price of the underlying shares. Please also provide disclosure
in the risk factors and MD&A sections that holders of these
                                                        options are unlikely to
exercise the options to the extent the market price of your common stock is less than the
exercise price, and disclose that cash proceeds associated with the exercises of the
options is dependent on the stock price. As applicable, describe the impact
 Edward Martucci, Ph.D.
FirstName
Akili, Inc. LastNameEdward Martucci, Ph.D.
Comapany 6,
September   NameAkili,
               2022     Inc.
September
Page  2     6, 2022 Page 2
FirstName LastName
         on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.
3. We note your disclosure on the cover page that the holders of 24,772,478 SCS class A ordinary shares exercised their right to redeem those shares for an aggregate redemption amount of approximately $248.5 million. Please also include the number of shares redeemed expressed as a percentage.
Risk Relating to our Common Stock, page 62

4. We note your statement on page 62 that the selling securityholders may experience a positive rate of return due to the original acquisition price of shares compared to the current trading price. Please revise your disclosure to include the original purchase price of the securities being registered for resale. Please also clearly state that the selling securityholders have an incentive to sell because they will still profit on sales due to the price disparity.
Liquidity and Capital Resources, page 147

5. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercise of the options because of the disparity between the exercise price of the options and the current trading price of the common stock, expand your discussion of capital resources to address any changes in the company's liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company's ability to raise additional capital.
General

6. Revise your prospectus to disclose the price that each selling securityholder paid for the shares being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, PIPE investors, and other selling securityholders acquired their shares, and the price that the public securityholders acquired their shares. Disclose that while the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading prices. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please ensure appropriate risk factor disclosure reflecting this information is included.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Edward Martucci, Ph.D.
Akili, Inc.
September 6, 2022
Page 3

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Doris Stacey Gama at 202-551-3188 or Laura Crotty at 202-551-7614 with any questions.



                                                           Sincerely,
FirstName LastNameEdward Martucci, Ph.D.
                                                           Division of
Corporation Finance
Comapany NameAkili, Inc.
                                                           Office of Life
Sciences
September 6, 2022 Page 3
cc:       Dan Espinoza, Esq.
FirstName LastName